Exhibit 16


                              [Ernst & Young LLP letterhead]

September 13, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Gentlemen:

We have read Item 4 of Form 8-K of Warrantech Corporation filed on August 27, 1999. We have no basis to agree or disagree with the statements in paragraphs
(a) (1) (i) and (iii). We agree with the statement in paragraph (a) (1) (ii). With respect to paragraph (a) (1) (iv), we agree with the statement in the first paragraph and with respect to (a) (1) (iv) (A) (B) and (C), (v) and (a) (2), we have the following comments:

1. With respect to the first paragraph of (A) on page 2, we informed Warrantech that Ernst & Young LLP (E&Y) believes that the revenue recognition method provided for in Technical Bulletin No. 90-1 (TB 90-1) is required for that portion of Warrantech's business where Warrantech is the obligor and is performing the administrative services.

     The revenue recognition issue referred to above was discussed at a meeting with senior executives of Warrantech on June 18, 1999. Subsequent to this meeting and up to the extended due date of the Form 10-K (July 14, 1999), we were not able to obtain adequate information to resolve our concerns relative to this issue. Warrantech elected not to file its Form 10-K within the extended due date.

2. With respect to the first and second paragraphs under the heading "Background" on page 3, we have no basis to comment as to the basis of conclusions of the various written correspondence and oral discussions cited in this section. However, we believe that the memos, correspondence and other documentation made available to us, including but not limited to a SAS 50 letter from another accounting firm that was submitted to the SEC, are not inconsistent with our conclusion since Warrantech was described as not being the primary obligor in such documentation. The SAS 50 letter stated that "the Company is not a party to the insurance contract between the retailer and the insurance carrier". We are not aware of either the SEC or FASB staff addressing at that time the issue of the applicability of TB 90-1 in situations where Warrantech was the primary obligor as well as the administrator.

3. With respect to the seventh paragraph under the heading "Anticipated Impact of Changing the Registrant's Revenue Recognition Policy" on page 9, we take exception to the statement that E&Y was unwilling to discuss further the issue with the Registrant. As recently as August 12, 1999, we provided comments on Warrantech-prepared documents that they informed us they would submit to the FASB.

4. With respect to the ninth paragraph under the heading "Anticipated Impact of Changing the Registrant's Revenue Recognition Policy" on page 9, the statement that E&Y would not accept the position of the FASB is incomplete. At a July 26, 1999 Audit Committee meeting, we informed the Audit Committee that, even if the FASB Staff determined that Warrantech's revenue recognition policy was supportable, we would expect that Warrantech would review such accounting with the Staff of the SEC prior to filing its Form 10-K.

5. With respect to the first paragraph of paragraph (a) (1) (v) on page 10, the date of the Audit Committee meeting was July 26, 1999.

6.   With respect to other  information  included under (a) (1) (iv) (A) (B) and
     (C), (v) and (a) (2) on pages 2 through 11, we either have no basis or no reason to comment.



                                                        s/ Ernst & Young LLP

                                          [Ernst & Young LLP letterhead]

September 24, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Amendment No. 1 of Form 8-K/A of Warrantech Corporation filed on September 10, 1999. We have been advised by a representative of Warrantech that Amendment No. 1 was filed in response to a comment letter received from the Staff of the SEC. Warrantech, however, declined to make such letter available to Ernst & Young LLP (E&Y). Accordingly, we have no basis to evaluate the responsiveness or completeness of Amendment No. 1 to the comments of the Staff of the SEC. We have attached and incorporate herein our letter dated September 13, 1999 related to Warrantech's Form 8-K filed on August 27, 1999.

With respect to Amendment No. 1, we agree with the statement related to E&Y in paragraph (a)(1)(ii) on page 2. With respect to certain paragraphs of (a)(1)(v) that discuss audit adjustments as summarized by Warrantech on Schedule A to
Exhibit 99-2, we have the following comments:

               Of the proposed audit adjustments, approximately $5.2 million were a direct result of audit procedures performed by E&Y. Prior to the settlement agreement, Warrantech did not provide E&Y with adequate documentation to support $1,033,000 of revenue. The adjustment for $2,447,679 should be recorded as a reduction of the previously reported third quarter revenue. As to the reference to receivables, E&Y had proposed a $560,000 adjustment due to a lack of supporting documentation prior to the termination of the Administration Agreement; Warrantech's policy for establishing an allowance for account receivables is not fully described; and the allowance of $826,256 relates to $1,560,000 of insurance claims for which no allowance was provided when a significant portion was older than fifteen months. These and other matters caused us to conclude that a material weakness existed. We either have no basis or no reason to comment on other information.

                                                          s/ Ernst & Young LLP